SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), with the Securities and Exchange Commission on May 23, 2018 (the “Schedule 14D-9”), relating to the offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of ARMO’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the second paragraph under the subheading “Potential for Future Arrangements” under the heading “Arrangements between ARMO and its Executive Officers, Directors and Affiliates” on page 9 of the Schedule 14D-9 as follows:

“Although such arrangements have not, to ARMO’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the surviving corporation. Such arrangements may include the right to participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team, if any, would be entered into after the completion of the Offer and would not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence under the heading “Background of the Transaction” after the second full paragraph on page 21 of the Schedule 14D-9:

“Each of the non-disclosure agreements with Company A, Company B and Company C included customary standstill provisions that automatically terminated upon announcement of the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting “(1)” after “Unlevered Free Cash Flow” in the first table on page 28 of the Schedule 14D-9 under the heading “Certain Financial Projections”.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following footnote under the first table on page 28 of the Schedule 14D-9 under the heading “Certain Financial Projections”:

“(1) Unlevered Free Cash Flow was calculated by using operating income, adding back non-AM0010 pipeline R&D expense, adding or subtracting (as applicable) the net impact of depreciation and amortization, capital expenditures and changes in net working capital, and subtracting taxes.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the second sentence of the first paragraph under the subheading “Selected Public Company Analysis” under the heading “Opinion of Centerview Partners LLC, Financial Advisor to ARMO” on page 31 of the Schedule 14D-9 as follows:

“Although none of the selected companies is directly comparable to ARMO, the companies listed below were chosen by Centerview, because, among other reasons, they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics, including, having a similar business or product mix, having similar financial performance or other relevant characteristics, that, for purposes of Centerview’s analysis, may be considered similar to those of ARMO.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the third sentence of the first paragraph under the subheading “Selected Precedent Transaction Analysis” under the heading “Opinion of Centerview Partners LLC, Financial Advisor to ARMO” on page 32 of the Schedule 14D-9 as follows:

“Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics, including, having a similar business or product mix, having similar financial performance or other relevant characteristics, that, for purposes of this analysis, may be considered similar to those of ARMO.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the second sentence of the second paragraph under the subheading “Discounted Cash Flow Analysis” under the heading “Opinion of Centerview Partners LLC, Financial Advisor to ARMO” on pages 32 and 33 of the Schedule 14D-9 as follows:

“Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (30.4 million basic shares as of May 8, 2018, plus outstanding in-the-money options determined using the treasury stock method, based on the Internal Data per ARMO management) and adjusted for an assumed $150 million equity financing at a 10% discount to ARMO’s May 9, 2018 closing price to derive a range of implied values per Share of approximately $43.55 to $52.80 per Share, rounded to the nearest $0.05.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the final two paragraphs under the subsection entitled “Certain Litigation” with the following:

“On May 29, 2018, a putative class action lawsuit (captioned Franchi v. ARMO BioSciences, Inc. et al., Case No. 18-cv-00805) (the “Franchi Action”) was filed in the United States District Court for the District of Delaware against ARMO, individual members of the ARMO Board, Purchaser and Parent, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Franchi Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Franchi Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the individual members of the ARMO Board to file an amended Schedule 14D-9, (iv) declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated under the Exchange Act, and (v) awarding plaintiff’s costs and attorneys’ and expert fees.

On May 31, 2018, a lawsuit (captioned Martinez v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03230) (the “Martinez Action”) was filed in the United States District Court for the Northern District of California against ARMO, individual members of the ARMO Board, Purchaser and Parent, alleging violations of Sections 14(e) and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Martinez Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Martinez Action seeks, among other things, orders (i) declaring that the Schedule 14D-9 is materially false and/or misleading, (ii) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the defendants to account for all damages caused by them and account for all profits and any special benefits obtained as a result of alleged breaches of fiduciary duty and (v) awarding plaintiff’s costs and attorneys’ and expert fees.

“On June 5, 2018, a putative class action lawsuit (captioned Perron v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03335) (the “Perron Action” and collectively with the Copp Action, the Naugle Action, the Franchi Action and the Martinez Action, the “Actions”) was filed in the United States District Court for the Northern District of California against ARMO and individual members of the ARMO Board, alleging violations of Section 14(e) and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Perron Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Perron Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) defendants to account for all damages suffered as a result of their wrongdoing, and (iv) awarding plaintiff’s costs and attorneys’ and expert fees.

On June 8, 2018, the Company reached an agreement to resolve the Actions by making the disclosures set forth in Amendment No. 2 to the Schedule 14D-9 (the “Supplemental Disclosures”). Each plaintiff has agreed that, following the filing of the Supplemental Disclosures, it will dismiss each Action in its entirety, with prejudice as to the named plaintiff only and without prejudice to all other members of the putative class, if applicable. The resolution of the

Actions is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. Likewise, the defendants do not believe that any further disclosure regarding the Offer or the Merger is required under applicable law at this time other than that which has previously been provided in the Schedule 14D-9 prior to filing of Amendment No. 2. Furthermore, nothing in the Supplemental Disclosures or the resolution of the Actions shall be deemed an admission of the legal necessity or materiality of any of the Supplemental Disclosures. However, to avoid the risk of the Actions delaying or adversely affecting consummation of the Offer and the Merger, to minimize the substantial expense, burden, distraction and inconvenience of continued litigation and to resolve plaintiffs’ claims asserted in the Actions, the Company has agreed to make Supplemental Disclosures.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 14D-9 is true, complete and correct.

Date: June 11, 2018	ARMO BioSciences, Inc.

	By:	/s/ Peter Van Vlasselaer
Peter Van Vlasselaer
President and Chief Executive Officer